Issuer Free Writing Prospectus, dated April 28, 2014

Filed Pursuant to Rule 433 of the Securities Act of 1933

Relating to Preliminary Prospectus Supplement dated April 3, 2014

Registration No. 333-194523

Pricing Term Sheet

Common Shares and Preferred Shares (including Common Shares and Preferred Shares in the form of American Depositary Shares)

Issuer	Oi S.A.

Symbols	OIBR.C and OIBR (NYSE) / OIBR3 and OIBR4 (BM&FBOVESPA)

Common Shares/Common ADSs Offered	2,142,279,524 Common Shares, including Common Shares in the form of Common ADSs (excluding the underwriters’ option to purchase up to 287,554,298 additional Common Shares, which may be in the form of Common ADSs)

Preferred Shares/Preferred ADSs Offered	4,284,559,049 Preferred Shares, including Preferred Shares in the form of Preferred ADSs (excluding the underwriters’ option to purchase up to 575,108,597 additional Preferred Shares, which may be in the form of Preferred ADSs)

Price to the Public:

Per Common Share and Per Common ADS	R$2.17 per Common Share and US$0.970 per Common ADS

Per Preferred Share and Per Preferred ADS	R$2.00 per Preferred Share and US$0.894 per Preferred ADS

Net Cash Proceeds to the Issuer	US$3,298 million (excluding the underwriters’ option to purchase up to 287,554,298 additional Common Shares and 575,108,597 additional Preferred Shares, which may be in the form of Common ADSs and Preferred ADSs, respectively)

PT Portugal, SGPS S.A.	Portugal Telecom will settle the purchase of 1,045,803,934 Common Shares and 1,720,252,731 Preferred Shares to which it subscribed through the contribution to Oi of all of the shares of PT Portugal, SGPS S.A.

Pricing Date	April 28, 2014

Settlement and Delivery of the Common ADSs and Preferred ADSs	May 2, 2014

Settlement and Delivery of the Common Shares and Preferred Shares	May 5, 2014

Global Coordinators

Banco BTG Pactual S.A. – Cayman Branch

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Barclays Capital Inc.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Banco Espírito Santo de Investimento S.A.

HSBC Securities (USA) Inc.

Banco do Brasil Securities LLC

Joint Bookrunners	Banco Bradesco BBI S.A. Caixa – Banco de Investimento, S.A. Goldman, Sachs & Co. Itau BBA Securities Inc. Morgan Stanley & Co. LLC Santander Investment Securities Inc.

Co-Managers	XP Securities, LLC Nomura Securities International, Inc. BNP Paribas Securities Corp.

The following information is intended to supplement and update the information contained in the Preliminary Prospectus Supplement, dated April 3, 2014.

I.	The Issuer has updated the “Recent Development” paragraph of the “Summary” section as follows:

“Recent Developments Affecting Oi and Portugal Telecom

Sale of Mobile Telecommunications Towers

In March 2014, we sold all of our equity interests in a subsidiary that owns 2,007 mobile telecommunications towers to SBA Torres Brasil, Ltda. For R$1,525 million. We have entered into long-term lease agreements with SBA Torres Brasil, Ltda. that permit us to continue to use space on these communications towers for our mobile services business.

Dividend Proposal of Portugal Telecom

In March 2014, the board of directors of Portugal Telecom proposed that dividends of €89.7 million, or €0.10 per ordinary share, be approved by the annual general shareholders meeting of Portugal Telecom that is scheduled to be held on April 30, 2014.

Disbursement Under EDC Facility

In April 2014, EDC disbursed US$98.1 million under an export credit facility with EDC entered into in July 2012. See “Item 5: Operating and Financial Review and Prospects—Indebtedness—Long-Term Indebtedness—Credit Facilities with Export Credit Agencies—Export Credit Facility with Export Development Canada” for more information.

Disbursement Under BNDES Facility

In April 2014, BNDES disbursed an aggregate amount of R$836 million under the 2012 credit facility with BNDES entered into in December 2012. See “Item 5: Operating and Financial Review and Prospects—Indebtedness—Long-Term Indebtedness—Credit Facilities with BNDES” for more information.

Increase of Fixed-Line Tariffs

In April 2014, ANATEL approved increases of (1) 0.651%, on average, in the rate baskets that our company is permitted to charge for regulated fixed-line local and long-distance services, and (2) 10.69% in the rates that our company is permitted to charge for local fixed-line network usage (interconnection).”

Proposed “Connected Continent”’ Legislative Package

The EC is finalizing its plans to pass a legislative package implementing a single telecommunications market—the so-called ‘‘Connected Continent’’ legislation—in order to stimulate the provision of cross-border European services. The draft legislation, in its initial wording, addresses matters such as a single European authorization and convergence of regulatory remedies, a standard EU wholesale broadband access product, the harmonization of spectrum authorization procedures, net neutrality and transparency, international mobile roaming and international calls, and consumer protection.

In its latest form, the legislative package approved by the European Parliament on April 3, 2014, provides, among other things, for (1) the cancellation of retail market roaming tariffs by December 15, 2015, which would result in operators no longer being able to differentiate between retail domestic and roaming communications within EU mobile networks, (2) clear rules for traffic management and the obligation of operators to assure a certain quality of service and (3) reinforced consumer rights.

The draft legislative package will now be discussed at the level of the European Council and could be subject to additional revisions. It is expected that final legislation will be formally adopted by the end of 2014.

Proposed Legislation to Reduce Deployment Costs of High-Speed Broadband Networks

Negotiations between the European Parliament, the European Council and the European Commission regarding the reduction of roll-out costs of next generation networks, or NGA, took place in early 2014. On April 15, 2014, the European Parliament plenary adopted the measures proposed in these negotiations to reduce the costs of deploying high-speed broadband networks with no substantial amendments to the final report published by the ITRE Committee of the European

Parliament on March 20, 2014. No further amendments to this report are expected and the formal adoption by the European Council is expected during the first half of 2014. If adopted, Member States will be required to transpose the directive into national law by January 1, 2016 and these national laws will enter into force by July 1, 2016.

II.	The Issuer has updated the second sentence of the second paragraph of the risk factor “Other shareholders of Unitel may claim that, as a result of Portugal Telecom’s failure to offer its indirect interest in Unitel to such shareholders prior to our acquisition of PT Portugal, these shareholders have the right to acquire PT Ventures’ shares of Unitel at their net asset value.” to state the following:

“Subsequently, the other shareholders of Unitel delivered a notice to Portugal Telecom in which they claimed that our indirect acquisition of PT Ventures’ interest in Unitel as part of the Oi capital increase triggers this right.”

III.	The Issuer has updated the risk factor “The European Commission’s “Connected Continent” legislation could adversely affect Portugal Telecom’s Portuguese telecommunications business that we expect to acquire.” to read as follows:

“The EC is finalizing its plans to pass regulations implementing a single telecommunications market — the so-called “Connected Continent” legislation — in order to stimulate the provision of cross-border European services. The draft legislation, in its initial wording, addresses matters such as a single European authorization and convergence of regulatory remedies, a standard EU wholesale broadband access product, spectrum authorization procedures harmonization, net neutrality and transparency, international mobile roaming and international calls, and consumer protection.

In its latest form, the legislative package approved by the European Parliament on April 3, 2014 provides, among other things, for (1) the cancellation of retail market roaming tariffs by December 15, 2015, which would result in operators no longer being able to differentiate between retail domestic and roaming communications within EU mobile networks, (2) clear rules for traffic management and the obligation of operators to assure a certain quality of service, and (3) reinforced consumer rights.

The draft legislative package will now be discussed at the level of the European Council and could be subject to additional revisions. Portugal Telecom expects that final legislation will be formally adopted by the end of 2014.

If approved, this legislation is expected to have an adverse effect on Portugal Telecom and the business that we will acquire due to anticipated price decreases, higher operational costs and increased competition.”

IV.	The Issuer has added a new paragraph following the first paragraph of the section “The Proposed Business Combination—The Oi Capital Increase—Portugal Telecom Subscription Agreement” as follows:

“On April 28, 2014, Portugal Telecom granted us a waiver in connection with the Portugal Telecom Subscription Agreement under which the time period for the settlement of the Oi capital increase was extended until May 15, 2014.”

V.	The Issuer has updated the fourth paragraph of the section “The Proposed Business Combination—The Oi Capital Increase—Amendments to Portugal Telecom Bonds and Credit Agreements” to reflect a new amendment agreement entered into by Portugal Telecom, PT Comunicações, PTIF and Oi, on April 3, 2014, under which the Term and Revolving Credit Facilities Agreement dated March 23, 2011 among, inter alia, Portugal Telecom, PT Comunicações and PTIF, as borrowers, Banc of America Securities Limited, as agent, and the lenders from time to time party thereto, or the Revolving Credit Facility, was amended on substantially the same terms and conditions as the Term Loan described in the Preliminary Prospectus Supplement.

Furthermore, the Issuer has supplemented the disclosure in “The Proposed Business Combination—The Oi Capital Increase—Amendments to Portugal Telecom Bonds and Credit Agreements” as follows:

“On March 31, 2014, the European Investment Bank, or EIB, agreed, subject to certain conditions, (1) to waive its right to mandatory prepayment of the amortizing loans entered into between Portugal Telecom and EIB in the context of the business combination, and (2) to waive restrictions in the instruments governing these amortizing loans on asset dispositions in the context of the business combination.”

VI.	The Issuer has updated the disclosure regarding the over-allotment option on the cover of the Preliminary Prospectus Supplement, the “Summary-Summary of the Offering” section, the “Underwriting” section and all other sections where reference to the over-allotment has been made to refer to the “over-allotment option” as the “underwriters’ option” and to delete any references to “cover over-allotments” as the underwriters shall have the option to purchase common shares or preferred shares (including in the form of ADSs) for the account of the underwriting syndicate and resell such shares or ADSs without applying them against the syndicate short position (i.e., cover over-allotments).

Important Information

The Offering is being made pursuant to an effective shelf registration statement. A preliminary prospectus supplement with further information about the proposed offering has been filed with the U.S. Securities and Exchange Commission (“SEC”). Before you invest, you should read the preliminary prospectus supplement and other documents Oi has filed with the SEC for more complete information about the company and the Offering. When available, you may access these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Oi will arrange to send you the prospectus after filing if you request it by calling toll-free 1-855-672-2332.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, business strategies, future synergies and cost savings, future costs and future liquidity are forward-looking statements. The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “plans,” “targets,” “goal” and similar expressions, as they relate to Oi, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current views of management of Oi and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, we do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures Oi makes on related subjects in reports and communications Oi files with the SEC.